Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six months ended June 30,
	2014	2013
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests	$31,614	$32,912
Add:
Distributed income of unconsolidated joint ventures	2,699	2,129
Amortization of capitalized interest	256	256
Interest expense	29,502	25,459
Portion of rent expense - interest factor	1,051	1,018
Total earnings	65,122	61,774

Fixed charges:
Interest expense	29,502	25,459
Capitalized interest and capitalized amortization of debt issue costs	2,125	453
Portion of rent expense - interest factor	1,051	1,018
Total fixed charges	$32,678	$26,930

Ratio of earnings to fixed charges	2.0	2.3